Exhibit 99.4

CONSENT OF NICOS PFEIFFER

TO BEING NAMED AS A QUALIFIED PERSON

March 26, 2026

I hereby consent to the inclusions of the “Paracatu Mine, State of Minas Gerais, Brazil National Instrument 43-101 Technical Report” (“Technical Report”), effective date December 31, 2025 in the report on Form 6-K dated March 26, 2026 to be filed by Kinross Gold Corporation.

I also hereby consent to the incorporation by reference of the Technical Report into the Registration Statements on Form S-8 (Registration No. 333-262966 filed on February 24, 2022, Registration No. 333-217099 filed on April 3, 2017 and Registration Nos. 333-180824, 333-180823 and 333-180822 filed on April 19, 2012).

Sincerely,

/s/ Nicos Pfeiffer

Nicos Pfeiffer, P.Geo.